EXHIBIT (A)(3)

May 10, 2006

TO: UNITHOLDERS OF PROFESSIONAL LEASE MANAGEMENT INCOME FUND I, L.L.C.

SUBJECT: OFFER TO PURCHASE UNITS

Dear Unitholder:

         As described in the enclosed Offer to Purchase and related Letter of Transmittal (the "OFFER") East River Capital II, LLC is offering to purchase up to 2,435,943 Units of Class A Units (the "UNITS") in PROFESSIONAL LEASE MANAGEMENT INCOME FUND I, L.L.C. (the "FUND") at a purchase price equal to:

                                 $2.25 per Unit

You may wish to consider the following information when making your decision whether to tender your Units:

         o The Offer provides you the opportunity to sell your Units now (free of transaction costs), rather than waiting until the Fund is terminated, which might not occur prior to December 31, 2010. The Units are not traded on an established exchange and therefore, your ability to sell the Units may be limited.

         o Per the Fund's annual report on Form 10-KSB for the period ended December 31, 2005, the Fund does not expect to make a cash distribution until the Fund has significant additional asset dispositions.

         o Tendering Unitholders may reduce complexities and costs of preparing and filing your federal, state and local income tax returns resulting from an investment in the Units. Unitholders which are IRAs or other qualified plans, may have further complexity and potential tax liability resulting from the generation by the Fund of "unrelated business taxable income."

         o On average, investors have received cash distributions of $19.66 per Unit which originally had a cost of $20 per Unit, therefore the Purchase Price combined with prior distributions may result in a profit to investors.

         o The Offer Price may be less than the total amount that the Unitholder may otherwise receive over the remaining term of the Fund and Unitholders who tender their Units will give up any future benefits associated with owning the Units. In establishing the purchase price of $2.25 per Unit, the Purchaser is motivated to establish the lowest price that Unitholders might accept that is also consistent with the Purchaser's objectives.

After carefully reading the enclosed Offer, if you elect to tender your Units, mail (using the enclosed pre-addressed, postage paid envelope) or fax (then mail) a duly completed and executed copy of the Letter of Transmittal) and change of address forms, and any other documents required by the Letter of Transmittal, to the depositary for the Offer at:

                             The Altman Group, Inc.
               1200 Wall Street West, Lyndhurst, New Jersey 07071
                            Facsimile: 201-460-0050.

If you have any questions or need assistance, please call The Altman Group, toll-free at (800) 581-3854.

This Offer expires (unless extended) at midnight, eastern time, on June 9, 2006.


                                       2